February 22, 2021
VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington DC 20549

Attention: Mr. Edward P. Bartz and Ms. Megan Miller

Re:	Tortoise Pipeline & Energy Fund, Inc. (the “Company”)
Form N-148C, Pre-Effective Amendment No. 1 (File Number 333-251774)

To the Commission:

On February 19, 2021, the Company filed with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 to its Registration Statement on Form N-148C under the Securities Act of 1933 (the “Registration Statement”), which contains the preliminary proxy of the Company and Tortoise Energy Independence Fund, Inc. (“NDP”).  The Company received an oral comment from Megan Miller of the Staff of the Commission.  The following sets forth the comment of the Staff and the Company’s response to this comment.  The Company will address the comment in the final prospectus filed pursuant to Rule 497 to be filed after the Registration Statement is declared effective by the Commission.

The text of the comment has been included in this letter for your reference and the Company’s response is presented below.

Financial Statements

19.          Comment:          Please include hyperlinks to all financial statements incorporated by reference.

Response:          The Company acknowledges the comment and as discussed with Ms. Miller, the Company will include such hyperlinks in the final prospectus filed pursuant to Rule 497 that will be filed after the Registration Statement is declared effective by the Commission .

Please feel free to contact the undersigned at 423-755-2662 should you have any questions or concerns.

Sincerely,

/s/ Rebecca C. Taylor

Rebecca C. Taylor

Husch Blackwell LLP